

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via-Email
Stewart Irvine
President
Imogo Mobile Technologies Corp.
15831 8th Avenue NE
Shoreline, WA 98155

      Re: Imogo Mobile Technologies Corp.
              Form 10-K/A for the Fiscal Year Ended November 30, 2010
              Filed December 12, 2011
              Form 8-K
              Filed February 7, 2012
              File No. 000-51976

Dear Mr. Irvine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on February 14, 2012 the British Columbia Securities Commission issued a Cease Trade Order with respect to your securities. Please tell us and disclose the implications of this order on your ability to issue or sell your securities until you are able to comply with the order and include this disclosure in future filings. Please see Item 201(a)(1)(i) of Regulation S-K. Please also consider filing a Form 8-K to discuss the information set forth in Item 3.01 of this form.

Form 8-K filed February 7, 2012

2. We note your disclosure that "[o]n January 26, 2012, our board of directors approved an agreement and plan of merger to merge with and into our wholly-owned subsidiary

Imogo Mobile Technologies Corp…" Please amend this filing to provide the information required by Items 1.01 and 2.01 of Form 8-K or tell us why you believe this is unnecessary. In this regard, we note the Form 8-K you filed on January 17, 2012 that indicates your intent to acquire all of the shares of Imogo, however, it is not clear when this acquisition took place. Please also tell us whether the merger required shareholder approval and, if so, why you have not filed an information statement on Schedule 14C.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director